

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Sean Doherty
Chief Financial Officer
Minim, Inc.
848 Elm Street
Manchester, New Hampshire 03101

      Re: Minim, Inc.
          Registration Statement on Form S-1
          Filed June 10, 2021
          File No. 333-256958

Dear Mr. Doherty:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Andi Carpenter at 202-551-3645 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing